Securities and Exchange Commission


                               Washington, D.C.  20549


                                      Form 11-K



       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                     For the fiscal year ended December 31, 1994


                                          OR


       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                            Commission file number 1-7784


       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         CENTURY TELEPHONE ENTERPRISES, INC.
           RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST


       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         CENTURY TELEPHONE ENTERPRISES, INC.
                                100 CENTURY PARK DRIVE
                                  MONROE, LA  71203





                             Independent Auditors' Report

The Board of Directors
Century Telephone Enterprises, Inc.:

We have audited the accompanying statements of net assets available for benefits of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP

/s/  KPMG PEAT MARWICK LLP

Shreveport, Louisiana
June 16, 1995



                              CENTURY TELEPHONE ENTERPRISES, INC.
              RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST Statements of Net Assets Available for Benefits With Fund Information


                                             S & P 500     Century       Money        Bond
                                  Combined     Stock        Common       Market      Index       Loan      Sweep
December 31, 1994                  Funds        Fund      Stock Fund      Fund        Fund       Fund     Account
- -----------------------------------------------------------------------------------------------------------------

PLAN ASSETS
   Investments                 $ 1,757,992     656,726      641,249     261,239     143,307     55,471          -
   Cash                              7,335           -        6,507           -           -          -        828
   Contributions receivable -
    employer                        13,682       5,341        4,999       2,089       1,253          -          -
   Contributions receivable -
    employee                            28           7            7           7           7          -          -
- -----------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
 FOR BENEFITS                  $ 1,779,037     662,074      652,762     263,335     144,567     55,471        828
=================================================================================================================


December 31, 1993
- -----------------------------------------------------------------------------------------------------------------

PLAN ASSETS
   Investments                 $ 1,115,099     420,601      412,261     163,300     104,338     14,599          -
   Cash                              4,199           -        4,096           -           -          -        103
- -----------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
 FOR BENEFITS                  $ 1,119,298     420,601      416,357     163,300     104,338     14,599        103
=================================================================================================================

See accompanying notes to financial statements.


                         CENTURY TELEPHONE ENTERPRISES, INC.
            RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST Statement of Changes in Net Assets Available for Benefits With Fund Information
                        For the Year Ended December 31, 1994

                                                    S & P 500      Century         Money          Bond
                                       Combined       Stock         Common         Market        Index         Loan     Sweep
                                         Funds         Fund       Stock Fund        Fund          Fund         Fund    Account
- ------------------------------------------------------------------------------------------------------------------------------

Investment income (loss)
  Net appreciation (depreciation) in
    fair value of investments           $ 46,504      (14,361)       73,380             -       (12,515)          -          -
  Other income                            36,168       19,537             -         8,196         8,435           -          -
  Interest income                          3,528            -           305             -             -       3,209         14
  Dividends - Common Stock of
    Century Telephone Enterprises, Inc.    6,528            -         6,528             -             -           -          -
- ------------------------------------------------------------------------------------------------------------------------------
        Net investment income (loss)      92,728        5,176        80,213         8,196        (4,080)      3,209         14
- ------------------------------------------------------------------------------------------------------------------------------

Contributions
   Participants                          376,772      156,058       131,697        55,969        33,048           -          -
   Company                               245,198       94,897        89,473        38,691        22,137           -          -
- ------------------------------------------------------------------------------------------------------------------------------
        Total contributions              621,970      250,955       221,170        94,660        55,185           -          -
- ------------------------------------------------------------------------------------------------------------------------------

Participant withdrawals                  (54,645)     (17,510)      (17,380)      (18,243)       (1,512)          -          -

Other, net                                  (314)        (278)         (214)          630          (113)          -       (339)

Transfers between funds, net                   -        3,130       (47,384)       14,792        (9,251)     37,663      1,050
- ------------------------------------------------------------------------------------------------------------------------------
Net increase                             659,739      241,473       236,405       100,035        40,229      40,872        725

Net assets available for benefits:

   Beginning of year                   1,119,298      420,601       416,357       163,300       104,338      14,599        103
- ------------------------------------------------------------------------------------------------------------------------------

   End of year                       $ 1,779,037      662,074       652,762       263,335       144,567      55,471        828
==============================================================================================================================
See accompanying notes to financial statements.



                         CENTURY TELEPHONE ENTERPRISES, INC.
                        RETIREMENT SAVINGS PLAN FOR BARGAINING
                               UNIT EMPLOYEES AND TRUST
                              Notes to Financial Statements
                                  December 31, 1994

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

      Basis of Presentation

      The Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust (the Plan) was established on April 1, 1992. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits.

      The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

      The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      Participation

      Participation in the Plan is available to each employee whose compensation and conditions of employment are covered by a collective bargaining agreement of Century Telephone Enterprises, Inc. and its participating subsidiaries (the Company).

      Employees may allocate a portion of their base pay to the Plan by executing a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and ten percent of his base wages on a pre-tax basis, or between one percent and sixteen percent of his base salary on an after-tax basis. An employee may elect a deferral of his base salary using a combination of pre-tax and after-tax elections provided the total deferral does not exceed sixteen percent and the before-tax deferral does not exceed ten percent. The amount of compensation deferred by each participant is credited to a pre-tax account and/or an after-tax account (Participant Contribution Accounts) maintained for each participant by the Trustee.

      As of the end of each payroll period, the Company contributes to the account (Employer Contribution Account) of each participant a contribution equal to 50% (70% prior to July 17, 1994) of each such participant's contribution during such payroll period, however, this matching contribution applies only to the first 6% of such participant's base compensation. For periods prior to July 17, 1994, the Company contributed an additional amount of not less than 1% to an account (Profit Sharing Contribution Account) on behalf of all employees enrolled in the Plan. Effective July 17, 1994, the Company may make additional match contributions to participant's accounts (Additional Match Account) in an amount determined by the Company.

      During 1994 the Company contributed $245,198 to the Plan, of which $195,022 relates to contributions made to the Employer Contribution Account, $36,523 relates to contributions made to the Profit Sharing Contribution Account and $13,653 relates to contributions made to the Additional Match Account.

      An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" amount described in Section 402(a)(5) of the Code, or a "rollover" contribution described in Section 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Participant Rollover Account).

      The interest of a participant in his Participant Contribution Account and his Participant Rollover Account is fully vested and non-forfeitable at all times.

      The interest of a participant in his Employer Contribution Account, Profit Sharing Contribution Account and Additional Match Account becomes fully vested after five years of service. A participant with less than five years of service has no vested interest in these accounts.

      Reports to Participants

      Participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

      Forfeitures

      A participant's non-vested account balances shall be forfeited as of the date upon which the participant's employment has terminated with the Company. Forfeiture amounts shall be utilized to reduce Company contributions or may be added to additional match contributions as directed by the administrator.

      Distributions

      If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's vested interest in the Plan will be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his interest in the Plan will be paid to his spouse, if any.

      Withdrawals

      A participant who is an employee may make two withdrawals within any twelve month period from his after-tax investment account and may withdraw the entire balance.

      A participant who is an employee and over age 59 1/2 may make one withdrawal from any of the investment accounts prior to normal distribution requirements being met. Any additional withdrawals may be made from a Participant Contribution Account or a Rollover Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, or the prevention of eviction or foreclosure from the Participant's principal residence, or for the purchase of the employee's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

      Loans to Participants

      The Plan has a provision whereby a participant can borrow from his Participant Contribution Account or Participant Rollover Account. The maximum loan is 50% of the vested account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the Wells Fargo Bank Prime Rate plus 3%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed ten years.

      Trustee

      The Trustee of the Plan is Wells Fargo Bank, N.A. The Board of Directors of the Company may remove the Trustee and appoint a successor trustee.
      The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

      Administration

      The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The cost of plan administration is paid by the Company.

      Market Value Determination

      Investments in Century Telephone Enterprises, Inc. Common Stock (Century Common Stock) are valued at the closing market quote on December 31, 1994 and 1993, respectively. Other investments in the funds, which consist of units of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Loans to participants are valued at principal amount outstanding which approximates market value.

      Plan Termination

      Although it has not expressed any intention to do so, the Company has the right under the Plan to change, suspend or terminate the Plan at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. The Company, however, is required to maintain the Plan under the terms of the labor agreement.

(2)   DESCRIPTION OF THE FUNDS

      The following is a description of each of the funds available to Plan participants:

      (a) S & P 500 Stock Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index (36.9% and 37.6% of net assets at December 31, 1994 and 1993, respectively).

      (b) Century Common Stock Fund - consists primarily of shares of Century Common Stock (36.0% and 36.8% of net assets at December 31, 1994 and 1993, respectively).

      (c) Money Market Fund - consists primarily of short-term investments in various money market instruments (14.7% and 14.6% of net assets at December 31, 1994 and 1993, respectively).

      (d) Bond Index Fund - consists primarily of investments in government and corporate bonds (8.1% and 9.3% of net assets at December 31, 1994 and 1993, respectively).

      (e) Loan Fund - represents loans to participants from the participants' investment accounts (3.1% and 1.3% of net assets at December 31, 1994 and 1993, respectively).

      A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions at any time, however, the participant can only change his contribution percentage on a quarterly basis.

  (3) INCOME TAXES

      The Plan and related trust meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code
      Section 501(a). The Plan is in the process of obtaining a determination letter.

  (4) RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. is the Trustee as defined by the plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company to Wells Fargo Bank, N.A. for investment management services amounted to $7,811 for the year ended December 31, 1994.

  (5) CONCENTRATION OF INVESTMENTS

      As of December 31, 1994, 36.0% of the net assets available for benefits were invested in Century Common Stock. The remaining net assets available for benefits were invested in mutual funds managed by Wells Fargo Bank, N.A.


                                                                    Schedule I

                  CENTURY TELEPHONE ENTERPRISES, INC.
                RETIREMENT SAVINGS PLAN FOR BARGAINING
                       UNIT EMPLOYEES AND TRUST


      Item 27a - Schedule of Assets Held for Investment Purposes

                           December 31, 1994

   Identity of issuer, borrower,         Description                      Current
     lessor or similar party            of Investment          Cost        Value
- -----------------------------------------------------------------------------------------

Investment in Century Common Stock      49,334  units/
                                        21,737  shares    $   569,657     641,249  Note 2
Loan Fund                                    -                 55,471      55,471

Investments in Mutual
  Funds for Qualified Employee
  Benefit Plans:

    S & P 500 Stock Fund                64,575  units         657,586     656,726  Note 2
    Money Market Fund                  261,239  units         261,239     261,239  Note 2
    Bond Index Fund                     16,030  units         156,165     143,307  Note 2
- -----------------------------------------------------------------------------------------
                                                          $ 1,700,118   1,757,992
=========================================================================================

Note 1: The above data is based on information which has been certified as accurate and complete by the trustee, Wells
         Fargo Bank, N.A. Wells Fargo Bank, N. A. sponsors these funds and, accordingly, is a party-in-interest.
         Additionally, Century Telephone Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

Note 2: These investments are greater than 5% of net assets available for benefits.

                                                                  Schedule II
                     CENTURY TELEPHONE ENTERPRISES, INC.
                   RETIREMENT SAVINGS PLAN FOR BARGAINING
                           UNIT EMPLOYEES AND TRUST

                Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1994

                                                                                                     Current Value of
                                                     Redemption                                      Asset at Date of
                                         Purchase    or Selling     Lease      Expense      Cost of   Acquisition or      Net
   Description of Transaction              Price       Price        Rental     Incurred      Asset      Disposition   Gain (Loss)
- --------------------------------------------------------------------------------------------------------------------------------
                                          (Note 2)                                                        (Note 3)
Category (3) - A series of
- --------------------------
  transactions in excess of 5% of
  -------------------------------
  beginning of period Plan assets
  -------------------------------
  available for benefits
  ----------------------

Investments in Century Common Stock
  (35 purchases, 23 sales)              $  212,162       60,976         -           -         59,375            -         1,601
Investments in Mutual Funds
  for Qualified Employee
  Benefit Plans:
    S & P 500 Stock Fund
     (45 purchases, 17 sales)              286,031       35,545         -           -         35,168            -           377
    Money Market Fund
     (33 purchases, 20 sales)              117,502       27,649         -           -         27,649            -             -
    Bond Index Fund
     (42 purchases, 10 sales)               61,726       10,243         -           -         10,766            -          (523)


Notes:  (1)  The above data is based on information which has been certified as accurate and complete by the trustee, Wells Fargo Bank, N.A.  Wells Fargo Bank, N.A. sponsors these funds and, accordingly, is a party-in-interest.  Additionally, Century Telephone Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

        (2)  The purchase price denotes cost and current value of the security on the transaction date.

        (3)  Current value is substantially the same as purchase price or selling price of the security on the transaction date.

                                      SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       Century Telephone Enterprises, Inc.
                                       Retirement Savings Plan For Bargaining
                                       Unit Employees and Trust



June 28, 1995                         /s/  Ray B. Finney
                                       Ray B. Finney
                                       Plan Administration Committee Member



                       CENTURY TELEPHONE ENTERPRISES, INC.

                                   Index to Exhibit



          Exhibit
           Number
- ------------------------------------------------------------------------------

           23.1                  Consent of KPMG Peat Marwick